Exhibit 99.1 Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (Gold Fields or the Company) DELIVERY OF FIRST GOLD AT THE SALARES NORTE PROJECT AND PRELIMINARY UPDATE ON Q1 2024 PRODUCTION VOLUMES Delivery of first gold at the Salares Norte Project Gold Fields is pleased to announce that its Salares Norte Project (Salares Norte or the Project) has commenced production with the delivery of first gold on Thursday, 28 March 2024. This represents a significant milestone for the Salares Norte Project which Gold Fields is proud to have taken from discovery, through exploration and development to production over the past 13 years. Mike Fraser, CEO of Gold Fields said, “We are incredibly excited to have reached this milestone and delivered first gold in line with the updated project schedule, as we committed in December 2023. Salares Norte is a world class project with one of the industry’s lower cost profiles and a payback period of less than three years at current gold prices. It presents significant growth and value uplift for our portfolio and adds meaningfully to the cash flow profile of Gold Fields over the next few years.” Circuit A and Circuit B of the processing plant have now been commissioned by the Project and are being handed over to the operational team. Ramp up of the Project to steady state is progressing with gold equivalent production of 250koz at an all-in cost (AIC) of US$1,790/eq oz – US$1,850/eq oz expected for 2024. Production volumes for 2025 are expected to be 580koz. Average gold equivalent production for the first five full years of mine life (2025 – 2029) is expected to be 485koz per annum at an AIC of US$790/eq oz (in 2024 money), while gold equivalent ounces produced over the life of mine (2025 – 2033) is expected to be 360koz per annum at an AIC of US$820/eq oz (in 2024 money). Hatch have completed a review of the ramp up schedule with an expectation that the planned ramp up to steady state monthly production in Q1 2025 is feasible, based on normal operating conditions. Exhibit 99.1 The Project total capital cost remains in line with the guidance provided in February 2024 at US$1,180m – US$1,200m. Update on Q1 2024 production volumes Group production for Q1 2024 is expected to be lower than planned, impacted by operational challenges at the South Deep mine and by weather-related events in Australia and Peru. Operational momentum at South Deep was impacted by the fatality on 2 January 2024. This was compounded by reduced stope access, due to increased backfill rehandling, and slower stope turnaround in current destress cuts. Actions being taken to address these constraints are starting to yield results, with Q1 2024 production expected to be between 57.4koz and 58.0koz (1 784kg – 1 804kg). Although all the Australian operations were impacted by the recent severe weather conditions, Gruyere has been particularly hard hit. Rainfall in the region resulted in the damage and closure of the Laverton Shire roads, which provide access to the mine. Mining operations at Gruyere were suspended on 5 March 2024 while the plant continued to process lower grade stockpiles until 28 March 2024. The access road remains closed with no firm date on when it will re-open. Gruyere has opportunistically brought forward a 3- day shutdown originally scheduled for April 2024 and is assessing options to bring fuel and supplies in via alternative routes to enable a resumption of the operations. Q1 2024 production for Gruyere is therefore expected to be 64,3koz (100% basis), subject to minor adjustments when refining of gold doré has been completed. Production at Cerro Corona was also affected by inclement weather during the quarter which impacted the north wall of the pit, resulting in a resequencing of mining to the lower-grade areas. Q1 2024 production for Cerro Corona is therefore expected to be 40koz eq – 42koz eq. Group attributable gold equivalent production for Q1 2024 is expected to be between 460koz and 470koz (excluding Asanko). All- in sustaining costs (AISC) and AIC for the quarter are expected to be impacted by the lower production and will be reported in the Company’s Q1 2024 update on 23 May 2024. 2024 annual group guidance unchanged Annual group production and cost guidance for 2024 remains unchanged in line with that announced on 22 February 2024 at attributable gold equivalent production (excluding Asanko) of between 2.33Moz and 2.43Moz. 2024 AISC is expected to be between Exhibit 99.1 US$1,410/oz and US$1,460/oz, and AIC is expected to be between US$1,600/oz and US$1,650/oz. The 2024 sustaining capital expenditure includes A$200m (US$132m) for the St Ives renewable power project. Excluding this project, which accounts for approximately US$60/oz, the ranges for AISC are US$1,350/oz – US$1,400/oz and US$1,540/oz to US$1,590/oz for AIC. ENDS 2 April 2024 Sponsor: JP Morgan Equities South Africa (Pty) Investor enquiries: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 9503 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com Media enquiries: Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 Email: Sven.Lunsche@goldfields.com Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward- looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development Exhibit 99.1 activities and other initiatives, particularly at the Salares Norte project, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.